

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

January 15, 2009

Joseph W. Turner
President, Chief Executive Officer and Director
1451 E. Battlefield
Springfield, Missouri 65804
By U.S. Mail and facsimile to (417) 895-4533

**Re: Great Southern Bancorp, Inc.
        Form 10-K for the fiscal year ended December 31, 2007
        Form 10-Q for the quarterly period ended March 31, 2008
        Form 10-Q for the quarterly period ended June 30, 2008
        Form 10-Q for the quarterly period ended September 30, 2008
        File No. 000-18082**

Dear Mr. Turner:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Assistant Chief Accountant